UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

Commission File Number: 000-50734

SONIC TECHNOLOGY SOLUTIONS INC.
(Exact Name of Registrant as Specified in its Charter)

SONIC ENVIRONMENTAL SOLUTIONS INC.
(Former Name of Registrant)

Unit 7, 8765 Ash Street
Vancouver, B.C. Canada V6P 6T3
(604) 736-2552
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[x]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Sonic Technology Solutions, Inc., a British Columbia corporation (the “Company”), first incurred the duty to file reports under Section 13(a) or Section 15a(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on November 8, 2004.

B. The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F, including at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company has not sold any of its securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.	The Company’s has maintained a listing for its Common Shares on the TSX Venture Exchange, located in Canada, which constitutes the primary trading market for those securities.

B.

The date of initial listing on the TSX Venture Exchange of the Company’s Common Shares was November 29, 2000. The Company has maintained the listing on the TSX Venture Exchange for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period ended December 31, 2007, 97% percent of trading in the Company’s Common Shares occurred on the TSX Venture Exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of the close of business on December 14, 2007, there were 109 record holders of the Company’s Common Shares who are United States residents. [In determining the number of record holders resident in the United States, the Company relied upon the assistance of Advantage Proxy, an independent information services provider.]

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), on March 20, 2008, the Company published a notice in the United States in which it disclosed its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act. A copy of the notice is included as Exhibit 99.1 to this Form 15F.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases. In addition, this notice was posted on the Company’s website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit No.	Description
99.1	Press Release dated March 20, 2008

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded five percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(h)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sonic Technology Solutions, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sonic Technology Solutions, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

SONIC TECHNOLOGY SOLUTIONS, INC.

Date: March 20, 2008	By:	/s/ Lisa Sharp
	Name:	Lisa Sharp
	Title:	Chief Financial Officer